Exhibit 99.1

XCHG Limited Reports the First Half of 2025 Unaudited Financial Results

HAMBURG, Germany, September 23, 2025 (GLOBE NEWSWIRE) -- XCHG Limited (“XCharge” or the “Company”), (Nasdaq: XCH), a global leader in integrated EV charging solutions, today announced its unaudited financial results for the six months ended June 30, 2025.

Operational Highlights

	For the Six Months Ended
	June 30,
	2024	2025
DC fast charger deliveries	764	454
NZS charger deliveries	51	18
Total EV charger deliveries	1,155	472

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DC fast charger deliveries in the first six months of 2025 were 454, representing a decrease of 40.6% from 764 in the corresponding period of 2024.
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Total EV charger deliveries in the first six months of 2025 were 472, representing a decrease of 59.1% from 1,155 in the corresponding period of 2024.

Management Remarks

Mr. Yifei Hou, Chief Executive Officer of XCharge, commented, “XCharge demonstrated remarkable fortitude in the first half of 2025 while navigating a complex global landscape marked by U.S. trade policy uncertainty and evolving renewable energy regulations. Although these headwinds led some customers to temporarily defer orders, impacting short‑term volumes, we remain convinced that these challenges are transient and do not reflect the powerful underlying demand for our transformative solutions.

“Looking ahead, we are encouraged by a strong sales pipeline in our key markets and are excited to onboard new customers and launch groundbreaking business initiatives that will diversify our revenue streams and propel our long-term growth trajectory. To ensure we are poised for success, we have initiated a considerable cost containment program to enhance our operational efficiency and strengthen our financial profile. With our innovative technology, deep customer relationships, and exceptional team, XCharge is well-positioned to emerge from this period with even greater strength and momentum. We are confident in the enduring fundamentals of our business and our leadership position in the market. We remain dedicated to delivering unrivaled value to our customers and generating sustainable returns for our shareholders in the long-term.”

Management Change

The board of directors of the Company (the "Board") has approved the appointment of Mr. Joel Adalberto Gallo as the Company’s Chief Financial Officer, effective September 3, 2025.

Mr. Gallo brings over 30 years of experience in accounting and corporate finance. He served as the chief financial officer of HD EDU from February 2023 to August 2025, the chief financial officer of CoinTiger from July 2022 to January 2023, the chief financial officer of ETAO International Group from March 2021 to May 2022, and the chief executive officer of Columbia China League Business Advisory Co. from November 2019 to February 2021. From April 2013 to October 2019, Mr. Gallo served as co-founder and principal of GLS Group LLC, which provided management consulting services to financial sector firms.

Commenting on his appointment, Mr. Gallo said, “I am excited to join XCharge and look forward to contributing to its next stage of growth.”

XCharge Launches GridLink Across Europe

In September, XCharge introduced its latest charging system, GridLink, to the European market at the Intercharge Network Conference (“ICNC”) in Berlin, Germany. Following a successful launch and deployments in North America, GridLink has been fully adapted to meet EU standards. The system features a liquid‑cooled thermal management system and advanced fire suppression technology, offering enhanced safety and efficiency for European customers.

Financial Highlights for the First Six Months of 2025

(in USD millions, except for per ordinary share data and percentage)

	For the Six Months Ended
	June 30,
	2024	2025
Revenues	20.1	12.5
Gross profit	9.8	6.4
Gross margin	48.7%	51.3%
Operating loss	(0.004)	(7.4)
Net loss	(0.2)	(7.3)
Adjusted[1] net loss	(0.05)	(4.6)
Net loss attributable to ordinary shareholders	(1.0)	(7.3)
Loss per ordinary share-basic and diluted	(0.001)	-
Loss per Class A and Class B ordinary share–Basic and diluted	-	(0.003)

1 See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

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Revenues were US$12.5 million for the first six months of 2025, representing a decrease of 38.2% from US$20.1 million for the same period of 2024. Product revenues were US$12.1 million for the first six months of 2025, representing a decrease of 39.4% from US$19.9 million for the same period of 2024. The year-over-year decrease was mainly due to external policy dynamics, including trade policy turbulence and evolving renewable energy regulations. These factors led certain customers to temporarily delay procurement decisions, contributing to a softer order volume in the first half of 2025. Service revenues were US$0.4 million for the first six months of 2025, representing an increase of 87.5% from US$0.2 million for the same period of 2024. The year-over-year increase was mainly due to the increase in maintenance services revenue.
•
Cost of revenues was US$6.1 million for the first six months of 2025, representing a decrease of 41.3% from US$10.3 million for the same period of 2024. The year-over-year decrease was largely in line with the decrease in revenue.
•
Gross margin was 51.3% for the first six months of 2025, compared with 48.7% for the same period of 2024. Gross margins have remained stable between the first six months of 2025 and 2024.
•
Selling and marketing expenses were US$5.2 million for the first six months of 2025, representing an increase of 18.4% from US$4.4 million for the same period of 2024.The year-over-year increase was mainly due to the increase in expenses for product promotion.
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Research and development expenses were US$4.1 million for the first six months of 2025, representing an increase of 88.6% from US$2.2 million for the same period of 2024. The year-over-year increase was mainly due to the increase in new product research and development costs.

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General and administrative expenses were US$4.6 million for the first six months of 2025, representing an increase of 39.7% from US$3.3 million for the same period of 2024. The year-over-year increase was mainly due to increases in share-based compensation for certain employees and non-employee consultants of the Group, which partially net-off by the increasing gain on foreign currency exchange.
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Operating loss was US$7.4 million for the first six months of 2025, compared with US$0.004 million for the same period of 2024.
•
Net loss was US$7.3 million for the first six months of 2025, compared with US$0.2 million for the same period of 2024. Excluding share-based compensation, changes in fair value of financial instruments and gain on extinguishment of convertible debt, adjusted net loss was US$4.6 million for the first six months of 2025, compared with US$0.05 million for the same period of 2024.
•
Net loss attributable to ordinary shareholders was US$7.3 million for the first six months of 2025, compared with US$1.0 million for the same period of 2024.
•
Basic and diluted loss per Class A and Class B ordinary share was US$0.003 for the first six months of 2025, compared with basic and diluted loss per ordinary share of US$0.001 for the same period of 2024.
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Cash and cash equivalents were US$16.3 million as of June 30, 2025, compared with US$26.8 million as of December 31, 2024.

About XCharge

XCharge (Nasdaq: XCH), founded in 2015, is a global leader in integrated EV charging solutions. The Company offers comprehensive EV charging solutions, which primarily include the DC fast chargers and the advanced battery-integrated DC fast chargers as well as its accompanying services. Through a combination of proprietary charging technology, energy storage system technology and accompanying services, XCharge enhances EV charging efficiency and unlocks the value of energy storage and management. Committed to providing innovative and efficient EV charging solutions, XCharge is actively working toward establishing a global green future critical to the Company’s long-term growth and development.

Use of Non-GAAP Financial Measures

We consider adjusted net loss, a non-GAAP financial measure as a supplemental measure to review and assess our operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of this non-GAAP measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We define adjusted net loss as net loss excluding share-based compensation, changes in fair value of financial instruments and gain on extinguishment of convertible debt. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Exchange Rate Information

This announcement contains translations of certain Euro amounts into U.S. dollars and RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Euro to U.S. dollars, from U.S. dollars to Euro, from RMB to U.S. dollars and from U.S. dollars to RMB are made at EUR0.8496 to US$1.00 and RMB7.1636 to US$1.00, the exchange rates on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that any amounts that could have been, or could be, converted into another currency, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Actual results may differ materially due to various factors. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

XCharge

IR Department

Email: ir@xcharge.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Jenny Cai

Tel: +86 (10) 6508-0677

Email: XCharge@tpg-ir.com

Source: XCHG Limited

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	26,773,902	16,337,549
Accounts receivable, net	11,241,534	8,529,805
Amounts due from related parties	2,215,672	3,067,269
Inventories	7,682,052	9,697,504
Prepayments and other current assets	6,497,363	5,285,473
Total current assets	54,410,523	42,917,600
Non-current assets
Property and equipment, net	969,207	2,033,512
Long-term investments	104,335	104,769
Operating lease right-of-use assets, net	1,653,733	2,298,869
Total non-current assets	2,727,275	4,437,150
Total assets	57,137,798	47,354,750
LIABILITIES
Current liabilities
Short-term borrowings	8,811,599	6,286,145
Accounts payable	7,666,956	6,441,122
Contract liabilities	3,229,431	2,901,031
Operating lease liabilities—current	303,851	662,212
Financial liability	189,279	83,402
Amounts due to a related party	125,748	56,241
Accrued expenses and other current liabilities	5,860,907	4,085,178
Total current liabilities	26,187,771	20,515,331
Non-current liabilities
Operating lease liabilities—non-current	1,274,314	1,644,387
Other non-current liabilities	166,829	172,667
Total non-current liabilities	1,441,143	1,817,054
Total liabilities	27,628,914	22,332,385

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
SHAREHOLDERS’ EQUITY
Class A ordinary shares (USD0.00001 par value; 4,258,745,553 shares authorized, 1,636,807,084 shares issued and outstanding as of December 31, 2024 and June 30, 2025)	16,368	16,368
Class B ordinary shares (USD0.00001 par value; 741,254,447 shares authorized, issued and outstanding as of December 31, 2024 and June 30,2025)	7,413	7,413
Additional paid-in capital	79,883,038	82,786,739
Accumulated other comprehensive income	1,975,487	1,923,397
Accumulated deficit	(52,373,422)	(59,711,552)
Total shareholders’ equity	29,508,884	25,022,365
Total liabilities and shareholders’ equity	57,137,798	47,354,750

XCHG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

	For the Six Months Ended
	June 30,
	2024	2025
	US$	US$
Revenues	20,149,953	12,451,126
Cost of revenues	(10,332,829)	(6,069,788)
Gross profit	9,817,124	6,381,338

Operating expenses
Selling and marketing expenses	(4,379,024)	(5,186,741)
Research and development expenses	(2,165,705)	(4,084,917)
General and administrative expenses	(3,307,565)	(4,619,965)
Total operating expenses	(9,852,294)	(13,891,623)

Government grants	31,206	73,825
Operating loss	(3,964)	(7,436,460)

Changes in fair value of financial instruments	(416,109)	106,289
Gain on extinguishment of convertible debt	247,283	-
Interest expenses	(115,156)	(75,149)
Interest income	81,003	67,190
Loss before income taxes	(206,943)	(7,338,130)

Income tax expense	(11,298)	-
Net loss	(218,241)	(7,338,130)
Accretion of redeemable preference shares to redemption value	(740,852)	-
Net loss attributable to ordinary shareholders	(959,093)	(7,338,130)

Net loss	(218,241)	(7,338,130)
Other comprehensive income (loss)
Foreign currency translation adjustments	33,689	(52,090)
Total comprehensive loss	(184,552)	(7,390,220)

Loss per ordinary share–Basic and diluted	(0.001)	-
Loss per Class A and Class B ordinary share–Basic and diluted	-	(0.003)

Weighted average shares used in calculating basic and diluted earnings per share
– Basic and diluted	806,200,500	2,544,609,189

XCHG LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	For the Six Months Ended
	June 30,
	2024	2025
	US$	US$
Net loss	(218,241)	(7,338,130)
Add:
Share-based compensation	-	2,843,701
Changes in fair value of financial instruments	416,109	(106,289)
Gain on extinguishment of convertible debt	(247,283)	-
Non-GAAP net loss	(49,415)	(4,600,718)

Loss per ordinary share–Basic and diluted	(0.001)	-
Loss per Class A and Class B ordinary share–Basic and diluted	-	(0.003)
Add:
Share-based compensation	-	0.001
Changes in fair value of financial instruments	-	-
Gain on extinguishment of convertible debt	-	-
Non-GAAP loss per ordinary share – Basic and diluted	(0.001)	-
Loss per Class A and Class B ordinary share – Basic and diluted	-	(0.002)